Exhibit 99.1

Tikcro Technologies Announces 2019 Annual General Meeting

Tel Aviv, Israel, November 26, 2019 – Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced that its 2019 Annual General Meeting of Shareholders will be held on Tuesday, December 31, 2019 at 9:00 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is November 27, 2019.

The agenda of the meeting is as follows:

1)	To reelect Izhak Tamir, Eric Paneth and Dr. Dror Melamed to our Board of Directors;

2)	To reapprove the existing compensation policy for officers and directors for a period of three years;

3)	To correct an error in the vesting schedule of stock options granted in January 2019;

4)	To reappoint Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

5)	To consider our 2018 financial statements.

Items 1, 3 and 4 require the approval of a simple majority of the shares voted on the matter. Item 2 (and possibly 3 – see the proxy statement) require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the resolution are voted in favor of the proposal or (ii) the total number of shares among the shareholders described in section (i) above voted against the proposal does not exceed two percent of the outstanding voting power in the Company. Item 5 will not involve a vote of the shareholders.

Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:
Tikcro Technologies Ltd. (OTCQB: TIKRF) has developed certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com